                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

   MOSKOWITZ                          DAVID                  W.
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   (Last)                            (First)              (Middle)

                               450 CLAYTON AVENUE
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                                    (Street)

   ST. LOUIS                       MISSOURI                63110
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     09/01/02
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     Not Provided
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4.   Issuer Name and Ticker or Trading Symbol

     GENOMED, INC.
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
           CHIEF MEDICAL OFFICER/TREASURER/CHAIRMAN OF THE BOARD
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6.   If Amendment, Date of Original (Month/Day/Year)

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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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 COMMON STOCK                            12,500,000 SHARES               D
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If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
          (Print of Type Responses)

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              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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   OPTIONS               5/06/02    5/06/12        OPTION - RIGHT TO       12,500,000       20% OF FAIR       D
                                                   BUY COMMON STOCK                         MARKET VALUE
                                                                                            OF COMMON
                                                                                            STOCK ON THE
                                                                                            EXERCISE DATE
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   OPTIONS              11/06/02   11/06/12        OPTION - RIGHT TO       25,000,000       20% OF FAIR       D
                                                   BUY COMMON STOCK                         MARKET VALUE
                                                                                            OF COMMON
                                                                                            STOCK ON THE
                                                                                            EXERCISE DATE
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   OPTIONS              OCCURRENCE  3/18/12        OPTION - RIGHT TO      100,000,000       20% OF FAIR       D
                        OF                           BUY COMMON STOCK                       MARKET VALUE
                        "TRIGGERING                                                         OF COMMON
                        EVENTS"*                                                            STOCK ON THE
                                                                                            EXERCISE DATE
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Explanation of Responses:

     *The options will only be granted to Dr. Moskowitz based upon the occurence of any of the following "Triggering Events:"

      o  Gross Profit Triggering Event - Dr. Moskowitz will be entitled to receive one option to purchase one share of the Issuer's common stock for every one cent of gross profit the Issuer produces, up to a maximum of 100,000,000 shares of the Issuer's common stock; or
      o  Exchange Triggering Event - Dr. Moskowitz will be entitled to receive an option to purchase up to 100,000,000 shares of the Issuer's common stock if the Issuer becomes listed and quoted on the NASDAQ Small Cap or the NASDAQ National Market Systems Exchange; or
      o  Sale Triggering Event - Dr. Moskowitz will be entitled to receive an option to purchase up to 100,000,000 shares of common stock if the
         Issuer is purchased or acquired by a larger biotech firm for a minimum of $100,000,000 in value.

    /s/ David W. Moskowitz                           September 10, 2002
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 **Signature of Reporting Person                          Date

**      Intentional misstatements or omissions of facts constitute Federal
        Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this form, one of which must be manually signed.
        If space provided is insufficient, see Instruction 6 for procedure.